September 12, 2012

VIA EDGAR

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549 - 7010

Re:         ARC Resources Ltd. (“the Company”)
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 27, 2012
File No. 0-30514

Dear Mr. Hiller:

On behalf of the Company, I hereby acknowledge receipt of the comment letter dated August 30, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”).

On behalf of the Company, I submit this letter in response to the Comment Letter.  For ease of reference, the text of the Staff’s comment in bold-face type is reproduced below, followed by the Company’s response.

Form 40-F for the Fiscal Year ended December 31, 2011

Index to Exhibits

1.
We note that you indicate Exhibits 99.2 and 99.3, which relate to the Consolidated Financial Statements and Management’s Discussion and Analysis, are incorporated by reference to the Form 6-K that you submitted on February 9, 2012. However, these documents do not appear in the referenced report but instead appear in the Form 6-K that you submitted on February 10, 2012. Since documents submitted on Form 6-K are considered to be furnished rather than filed, as explained in General Instruction B to Form 6-K and Rule 13a-16(c) of Regulation 13A, any such documents incorporated by reference must also be attached as exhibits to the Form 40-F to comply with General Instruction B(5) to Form 40-F. Therefore, please amend your Form 40-F to correct the reference and to attach your Consolidated Financial Statements and Management’s Discussion and Analysis as exhibits. You may also refer to the requirements of Rule 303(b) of Regulation S-T if you require further clarification.

Response:

In response to the Comment Letter, the Company has, on September 12, 2012, filed Amendment No. 1 (the “Amendment to Form 40-F”) to the Form 40-F under File No. 0-30514 to attach thereto as Exhibits 99.2 and 99.3, respectively, the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, as well as to attach a new consent of the Company’s independent registered chartered acountants, Deloitte & Touche LLP, and certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to Edwin S. Maynard (212-373-3024) or Alexis A. Fink (212-373-3277) of Paul, Weiss, Rikind, Wharton & Garrison LLP, the Company’s U.S. counsel.

Sincerely,
ARC Resources Ltd.

/s/ Steven W. Sinclair

Steven W. Sinclair, CA
Senior Vice-President & CFO

Cc:         Deloitte & Touche LLP

Edwin S. Maynard
Alexis A. Fink
Paul, Weiss, Rikind, Wharton & Garrison LLP

Keith A. Greenfield
Burnett, Duckworth & Palmer LLP